Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: +1.215.963.5000

Fax: +1.215.963.5001

www.morganlewis.com

July 27, 2018

FILED AS EDGAR CORRESPONDENCE

David Orlic

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gallery Trust (File No. 333-225946)

Dear Mr. Orlic:

On behalf of our client, Gallery Trust (the “Registrant”), this letter responds to one of the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), regarding the Registrant’s registration statement on Form N-14 (the “Registration Statement”), filed on June 28, 2018, with respect to the following reorganizations: (1) the reorganization of the Laudus Mondrian International Equity Fund, a series of Laudus Trust (the “Target Trust”), into the Mondrian International Equity Fund, an existing series of the Registrant; (2) the reorganization of the Laudus Mondrian Emerging Markets Fund, a series of the Target Trust, into the Mondrian Emerging Markets Equity Fund, a newly created shell series of the Registrant; and (3) the reorganization of the Laudus Mondrian International Government Fixed Income Fund, a series of the Target Trust, into the Mondrian International Government Fixed Income Fund, a newly created shell series of the Registrant. We will respond to the remainder of the Staff’s comments on the Registration Statement in a separate letter.

Comment. Please file as an exhibit to the Registration Statement the resolution of the Registrant’s Board of Trustees authorizing the name of the Registrant’s President and Treasurer, Controller and Chief Financial Officer to be signed to the Registration Statement pursuant to a power of attorney.

Response. The below resolution will be filed as an exhibit to post-effective amendment no. 1 to the Registration Statement.

AUTHORIZATION FOR ATTORNEY-IN-FACT TO SIGN REGISTRATION STATEMENT ON BEHALF OF OFFICERS

VOTED:	That the President and the Treasurer, Controller and Chief Financial Officer of the Trust are granted the authority to execute a power of attorney in favor of other appropriate persons, as determined by such officers, for the purpose of signing the N-14 Registration Statement(s) and any amendments thereto.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin

Leon Salkin

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